UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)
(Amendment No. ___)

1. Name of the Registrant:

Texas Pacific Land Corporation

2. Name of Person Relying on Exemption:

Lion Long Term Partners LP
Stephen N. Walker

3. Address of Person Relying on the Exemption:

Ugland House
South Church Street, KY1 1104
Grand Cayman
Cayman Islands

4. Written Material.  The following written material is attached hereto as
Exhibit 99.1:

Letter to Stockholders, Fund Managers and Institutional Proxy Advisors, dated October 17, 2022.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Lion Long Term Partners LP (together with its affiliates, "Lion Long Term Partners") is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Lion Long Term Partners.

PLEASE NOTE: Lion Long Term Partners is not asking for your proxy card and cannot accept your proxy card. PLEASE DO NOT send us your proxy card.

(Written material follows on next page)